SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 7)*

Cenovus Energy Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

15135U109

(CUSIP Number)

Shannon B. Kinney

Deputy General Counsel, Chief Compliance Officer and Corporate Secretary

ConocoPhillips

925 N. Eldridge Parkway

Houston, Texas 77079

Tel No.: (281) 293-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 15135U109	Page 2 of 5

1	name of reporting person ConocoPhillips
2	check the appropriate box if a member of a group	(a)	☐
		(b)	☐
3	sec use only
4	source of funds OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power N/A
	8	shared voting power 149,600,000
	9	sole dispositive power N/A
	10	shared dispositive power 149,600,000

11	aggregate amount beneficially owned by each reporting person 149,600,000
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 7.4% (1)
14	type of reporting person CO, HC

(1)	Based on 2,017,461,576 common shares issued and outstanding at March 15, 2021, as disclosed by the Issuer in its Management Information Circular associated with its annual meeting included as Exhibit 99.1 to the Issuer’s Form 6-K filed on April 8, 2021.

Schedule 13D

CUSIP No. 15135U109	Page 3 of 5

1	name of reporting person ConocoPhillips Company
2	check the appropriate box if a member of a group	(a)	☐
		(b)	☐
3	sec use only
4	source of funds OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power N/A
	8	shared voting power 149,600,000
	9	sole dispositive power N/A
	10	shared dispositive power 149,600,000

11	aggregate amount beneficially owned by each reporting person 149,600,000
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 7.4% (1)
14	type of reporting person CO

(1)	Based on 2,017,461,576 common shares issued and outstanding at March 15, 2021, as disclosed by the Issuer in its Management Information Circular associated with its annual meeting included as Exhibit 99.1 to the Issuer’s Form 6-K filed on April 8, 2021.

Schedule 13D

CUSIP No. 15135U109	Page 4 of 5

The following constitutes Amendment No. 7 to the Statement on Schedule 13D, filed by ConocoPhillips, a Delaware corporation (“ConocoPhillips”), and ConocoPhillips Company, a Delaware corporation and a wholly owned subsidiary of ConocoPhillips (“CPCo” and, together with ConocoPhillips, the “Reporting Persons”), on May 26, 2017, as amended by Amendment No. 1 filed on January 5, 2021, Amendment No. 2 filed on May 5, 2021, Amendment No. 3 filed on May 18, 2021, Amendment No. 4 filed on June 11, 2021 Amendment No. 5 filed on June 24, 2021 and Amendment No. 6 filed on August 4, 2021 (such statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Initial Statement”), relating to the common shares, no par value (the “common shares”), of Cenovus Energy Inc., a corporation amalgamated under the laws of Canada (the “Issuer”). The purpose of this Amendment No. 7 is to amend and supplement the Initial Statement to report a greater than 1% change in ownership of the Issuer’s common shares by the Reporting Persons. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Initial Statement.

Item 5.	Interest in Securities of the Issuer

Item 5. of the Initial Statement is hereby replaced in its entirety as follows:

“(a) – (b)     CPCo directly owns 149,600,000 common shares, representing 7.4% of the common shares outstanding based on 2,017,461,576 common shares issued and outstanding at March 15, 2021, as disclosed by the Issuer in its Management Information Circular associated with its annual meeting included as Exhibit 99.1 to the Issuer’s Form 6-K filed on April 8, 2021.”

“All of the common shares held by the Reporting Persons are subject to the Registration Rights Agreement and the Investor Agreement, each as defined and described in Item 6 below. The responses set forth in Item 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 5(a) and 5(b).”

“None of the persons listed on Exhibit 1 have any beneficial ownership of any common shares.”

“(c) None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Exhibit 1, has effected any transactions that may be deemed to be a transaction in the common shares during the past 60 days.”

“(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.”

“(e) Not applicable.”

Schedule 13D

CUSIP No. 15135U109	Page 5 of 5

SignatureS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2021

ConocoPhillips

By:	/s/ Andrew M. O’Brien
	Name:	Andrew M. O’Brien
	Title:	Vice President and Treasurer

ConocoPhillips Company

By:	/s/ Andrew M. O’Brien
	Name:	Andrew M. O’Brien
	Title:	Vice President and Treasurer